August 21, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.   20549

Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

In re:

Wellness Center USA, Inc.

Form 8-K Dated August 2, 2012

Filed August 8, 2012

File No. 333-173216

Dear Mr. Rosenberg:

On behalf of Wellness Center USA, Inc. (the “Company”), set forth below are  the Company’s responses to the comments contained in your letter dated August 16, 2012. We have reproduced the comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisers, as the context may require.

1.  Item 9.01 Financial Statements and Exhibits

In Item 5.06 of your filing on page 32, you identify Wellness Center as a shell company prior to your acquisition with CNS-Wellness Florida, LLC.  Section(c) of Item 9.01 of Form 8-K requires shell companies to file financial statements and pro forma financial information for significant acquisitions with the initial Form 8-K report.  Please amend your filing to include the required financial statements and pro forma financial information for your acquisition of CNS-Wellness Florida, LLC.

Response:   The Company’s auditors are conducting the audits of CNS financials as of and for the fiscal year ended September 30, 2011 and 2010 and review of CNS financials as of and for the interim period ended June 30, 2012 and 2011. The Company will file an amended current report on Form 8A upon completion of the audit of CNS financials as of and for the fiscal year ended September 30, 2011 and 2010 and review of CNS financials as of and for the interim period ended June 30, 2012 and 2011.  We expect this to be completed by September 30, 2012 and request that a filing extension be granted through September 30, 2012 for this purpose.

As requested in the August 16, 2012 letter, we enclose a written statement from the Company acknowledging that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information contained in this letter satisfactorily addresses the comments contained in your letter. Feel free to contact the undersigned with any questions you may have by telephone at (312)726-4646 or by email at rduplack@rieckcrotty.com.

       Very truly yours,

       RIECK AND CROTTY, P.C.

       /s/ Ronald P. Duplack

       Ronald P. Duplack

RPD/ss

cc: Dana Hartz, Staff Accountant